Exhibit 12

NSTAR Electric Company and Subsidiary

Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$58,087	$268,546	$190,242	$252,494	$248,575	$240,691
Income tax expense	39,234	172,866	123,966	165,686	162,020	151,224
Equity in earnings of regional nuclear generating and transmission companies	40	(550)	(412)	(501)	(836)	(891)
Dividends received from regional equity investees	—	344	286	676	669	1,661
Fixed charges, as below	21,759	73,115	72,364	76,219	77,902	84,826
Less: Interest capitalized (including AFUDC)	(144)	(511)	(259)	(185)	(108)	76
Total earnings, as defined	$118,976	$513,810	$386,187	$494,389	$488,222	$477,587

Fixed charges, as defined:
Interest on long-term debt (a)	$20,756	$79,088	$87,100	$90,040	$90,630	$83,261
Interest on rate reduction bonds	—	399	3,585	7,226	11,235	18,833
Other interest (b)	304	(9,104)	(20,631)	(27,839)	(30,475)	(24,519)
Rental interest factor	555	2,221	2,051	6,607	6,404	7,327
Interest capitalized (including AFUDC)	144	511	259	185	108	(76)
Total fixed charges, as defined	$21,759	$73,115	$72,364	$76,219	$77,902	$84,826

Ratio of Earnings to Fixed Charges	5.47	7.03	5.34	6.49	6.27	5.63

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.